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Exhibit 1

SSILUXCO II S.A.

2010 EQUITY INCENTIVE PLAN

1. DEFINED TERMS

Exhibit A, which is incorporated by reference, defines the terms used in the Plan and sets forth certain operational  rules related to those terms.

2. PURPOSE

The Plan has been established to advance the interests of the Company by providing for the grant to Participants of Stock-based and other incentive Awards.

3. ADMINISTRATION

The Administrator has discretionary  authority, subject only to the express provisions of the Plan, to interpret the Plan; determine eligibility for and grant Awards; determine, modify or waive the terms and conditions of any Award; prescribe forms, rules and procedures; and otherwise do all things necessary to carry out the purposes of the Plan.  Determinations  of the Administrator  made under the Plan will be conclusive and will bind all parties.

4. LIMITS ON AWARDS UNDER THE PLAN

(a)          Number of Shares.  A maximum of 707,012  shares of Stock (the "Pool") may be delivered in satisfaction of Awards under the Plan. The number of shares of Stock delivered in satisfaction of Awards, for purposes of the preceding sentence, will be determined without including any shares of Stock underlying Awards that otherwise expire or become unexercisable without having been exercised or that are forfeited to or repurchased by (other than at fair market value) the Company for cash.  Stock issued under awards of an acquired company that are converted, replaced or adjusted in connection  with the acquisition will not reduce the number of shares available for Awards under the Plan.

(b)          Type of Shares.  Stock delivered by the Company under the Plan may be authorized  but unissued Stock or previously issued Stock acquired by the Company.

(c)          Number of Participants.   The Shares will not be offered under the Plan to more than 100 Participants per Member State of the European Union.  This limitation will not apply to Participants  resident in the United States.

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5. ELIGIBILITY AND PARTICIPATION

The Administrator  will select Participants from among those key Employees and directors of, and consultants and advisors to, the Company and its subsidiaries  who, in the opinion of the Administrator  after considering in good faith any recommendations  by the Company's Chief Executive Officer, are in a position to make a significant contribution to the success of the Company and its subsidiaries.  Eligibility for Stock Options is limited to individuals described in the first sentence of this Section 5 who are providing direct services on the date of grant of the Stock Option to the Company or to a subsidiary of the Company that would be described in the first sentence of Section 1.409A-l(b)(5)(iii)(E) ofthe United States Treasury Regulations.

6. RULES APPLICABLE TO AWARDS

              (a)          All Awards.

(1)  Award Provisions.   The Administrator  will determine the terms of all Awards, subject to the limitations  provided herein.  By accepting (or, under such rules as the Administrator  may prescribe, being deemed to have accepted) an Award, the Participant shall be deemed to have agreed to the terms of the Award and the Plan.  To the extent the terms of an Award differ specifically from the terms contained in the Plan, the terms of such Award shall govern.  Notwithstanding any provision of this Plan to the contrary, awards of an acquired company that are converted, replaced or adjusted in connection with the acquisition may contain terms and conditions that are inconsistent with the terms and conditions specified herein, as determined  by the Administrator.

(2)  Term of Plan.  No Awards may be made after November 16,2020, but previously granted Awards may continue beyond that date in accordance with their terms.

(3)  Transferability.  Unless the Administrator expressly provides otherwise in writing, Awards may not be transferred other than by will or by the laws of descent and distribution, and during a Participant's lifetime, Awards requiring exercise may be exercised only by the Participant.

(4)  Vesting, etc.  The Administrator  may determine the time or times at which an Award will vest or become exercisable and the terms on which an Award requiring exercise will remain exercisable.  The Administrator shall consider in good faith any requests by the Company's Chief Executive Officer that the proportion of Awards subject to time based and performance-based vesting be made on a non pro-rata basis to any Participant. Without limiting the foregoing,  the Administrator may at any time accelerate the vesting or exercisability of an Award, including accelerating the vesting of any Performance Award by modifying it to be subject in whole or in part to time-based vesting or exercisability, regardless of any adverse or potentially adverse tax or other consequences resulting from such acceleration.  Unless the Administrator expressly provides otherwise, the following rules will apply if a Participant's Employment  ceases:

(A)  Immediately  upon the cessation of the Participant's Employment, each Award requiring exercise that is then held by the Participant or by the Participant's permitted transferees,  if any, will cease to be exercisable and will terminate, except to the extent otherwise provided in (B), (C), (D) or (E) below, and all other Awards that are then held by the

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Participant  or by the Participant's permitted transferees, if any, to the extent not already vested will be forfeited.

(B)  Subject to (C), (D), (E) and (F) below, all Stock Options held by the Participant or the Participant's permitted transferees, if any, immediately prior to the cessation of the Participant's Employment, to the extent then exercisable, will remain exercisable for the lesser of (i) a period of 30 days or (ii) the period ending on the latest date on which such Stock Option could have been exercised without regard to this Section 6(a)(4), and will thereupon immediately terminate.

(C)  All Stock Options held by a Participant or the Participant's permitted transferees,  if any, immediately prior to the Participant's death, to the extent then exercisable,  will remain exercisable for the lesser of (i) the one-year period ending with the first anniversary  of the Participant's death, or (ii) the period ending on the latest date on which such Stock Option could have been exercised without regard to this Section6(a)(4), and will thereupon immediately terminate.

(D)  All Stock Options held by a Participant or the Participant's permitted transferees, if any, immediately prior to the cessation of the Participant's Employment  by reason ofthe Participant's Disability, to the extent then exercisable, will remain exercisable for the lesser of (i) the one-year period ending with the first anniversary of the cessation of the Participant's Employment as a result of such Disability, or (ii) the period ending on the latest date on which such Stock Option could have been exercised without regard to this Section 6(a)(4), and will thereupon immediately  terminate.

(E)  All Stock Options held by a Participant or the Participant's permitted transferees, if any, immediately  prior to the cessation of the Participant's Employment  by the Company other than for Cause to the extent then exercisable,  will remain exercisable for the lesser of (i) a period of 90 days or (ii) the period ending on the latest date on which such Stock Option could have been exercised without regard to this Section 6(a)(4), and will thereupon immediately  terminate.

(F)  All Stock Options (whether or not vested) held by a Participant or the Participant's permitted transferees,  if any, immediately prior to the cessation of the Participant's Employment  will immediately terminate upon such cessation if the Administrator in its sole discretion determines that such cessation of Employment has resulted in connection  with an act or failure to act constituting  Cause (or such Participant's Employment  could have been terminated for Cause (without regard to the lapsing of any required notice or cure periods in connection therewith) at the time such Participant terminated  Employment).

(5)  Competing Activity.  The Administrator  may cancel, rescind, withhold or otherwise limit or restrict any Award at any time if the Participant is not in compliance with all applicable provisions of the Award agreement and the Plan, or if the Participant breaches any agreement with the Company or its Affiliates with respect to non-competition,  nonsolicitation or confidentiality.

(6)  Taxes.  The delivery, vesting and retention of Stock under an Award are conditioned upon full satisfaction by the Participant of all tax withholding requirements with respect to the Award.  The Administrator will prescribe such rules for the withholding of taxes as it

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deems necessary.  The Administrator may, but need not, hold back shares of Stock from an Award or permit a Participant to tender previously owned shares of Stock in satisfaction of tax withholding requirements (but not in excess of the minimum withholding required by law).

(7)  Dividend Equivalents, etc. The Administrator, subject to the limitation that such payment would not contravene mandatory provisions of applicable law and subject to the limitation that the Company disposes of sufficient distributable reserves and does not breach any agreement that may be entered into from time to time with other creditors, may provide for the payment of amounts (on terms and subject to conditions established by the Administrator) in lieu of cash dividends or other cash distributions  with respect to Stock subject to an Award whether or not the holder of such Award is otherwise entitled to share in the actual dividend or distribution  in respect of such Award.  Any entitlement to dividend equivalents or similar entitlements shall be established and administered either consistent with an exemption from, or in compliance with, the requirements of Section 409A.  In addition, any amounts payable in respect of Restricted Stock or Restricted Stock Units may be subject to such limits or restrictions as the Administrator may impose.

(8)  Rights Limited.  Nothing in the Plan will be construed as giving any person the right to continued Employment or service with the Company or its Affiliates, or any rights as a stockholder except as to shares of Stock actually issued under the Plan.  The loss of existing or potential profit in Awards will not constitute an element of damages in the event of termination of Employment for any reason, even if the termination is in violation of an obligation of the Company or any Affiliate of the Company to the Participant.

(9)  Section 409A.  Each Award may contain such terms as the Administrator determines, and shall be construed and administered, such that the Award either (i) qualifies for an exemption from the requirements of Section 409A, or (ii) satisfies such requirements.

(10)  Certain Requirements  of Corporate Law.  Awards shall be granted and administered  consistent with the requirements of applicable Luxembourg law relating to the issuance of stock and the consideration to be received therefor, and with the applicable requirements of the stock exchanges or other trading systems on which the Stock is listed or entered for trading, in each case as determined by the Administrator.

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(11)  Fair Market Value.  In determining the fair market value of any share of Stock under the Plan, the Administrator shall make the determination in good faith consistent with the rules of Section 409A, to the extent applicable.

(b)          Awards Requiring Exercise.

(1)  Time And Manner Of Exercise.  Unless the Administrator expressly provides otherwise, an Award requiring exercise by the holder will not be deemed to have been exercised until the Administrator receives a notice of exercise (in form acceptable to the Administrator),  which may be an electronic notice, signed (including electronic signature in form acceptable to the Administrator)  by the appropriate person and accompanied by any payment required under the Award.  If the Award is exercised by any person other than the Participant, the Administrator may require satisfactory evidence that the person exercising the Award has the right to do so.

(2)  Exercise Price.  The exercise price of each Award requiring exercise will be at least 100% of the fair market value of the Stock subject to the Award, determined as of the date of grant, or such higher amount as the Administrator may determine in connection with the grant.  Awards, once granted, may be repriced only in accordance with the applicable requirements of this Plan, including Section 9.

(3)  Payment  Of Exercise Price.  Where the exercise of an Award is to be accompanied  by payment, payment of the exercise price shall be by cash or check acceptable to the Administrator,  or, if so permitted by the Administrator and if legally permissible,(i) through the delivery of unrestricted shares of Stock that have a fair market value equal to the exercise price, subject to such minimum holding period requirements, if any, as the Administrator may prescribe, (ii) at such time, if any, as the Stock is publicly traded, through a broker-assisted  exercise program acceptable to the Administrator,  (iii) by other means acceptable to the Administrator,  or (iv) by any combination  of the foregoing permissible forms of payment.  No Award requiring exercise or portion thereof may be exercised unless, at the time of exercise, the fair market value of the shares of Stock subject to such Award or portion thereof exceeds the exercise price for the Award or such portion.  The delivery of shares in payment of the exercise price under clause (i) above may be accomplished either by actual delivery or by constructive delivery through attestation of ownership, subject to such rules as the Administrator  may prescribe.

(4)  Maximum  Term.  Awards requiring exercise will have a maximum term not to exceed ten (10) years from the date of grant.

  7.EFFECT OF CERTAIN TRANSACTIONS

(a)       Mergers, etc.  Except as otherwise provided in an Award, the Administrator shall, in its sole good faith discretion, determine the effect of a Covered Transaction on Awards, which determination  may include, but is not limited to, taking the following actions:

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(1)  Assumption or Substitution.   If the Covered Transaction  is one in which there is an acquiring or surviving entity, the Administrator  may provide for the assumption or continuation  of some or all outstanding Awards or for the grant of new awards in substitution therefor by the acquiror or survivor or an affiliate of the acquiror or survivor.

(2)  Cash-Out of Awards.  If the Covered Transaction is one in which holders of Stock will receive upon consummation a payment (whether cash, non-cash or a combination of the foregoing),  then subject to Section 7(a)(5) below the Administrator may provide for payment (a "cash-out"), with respect to some or all Awards or any portion thereof, equal in the case of each affected Award or portion thereof to the excess, if any, of (A) the fair market value of one share of Stock (as determined by the Administrator  in its reasonable discretion) times the number of shares of Stock subject to the Award or such portion, over (B) the aggregate exercise or purchase price, if any, under the Award or such portion, in each case on such payment terms (which need not be the same as the terms of payment to holders of Stock) and other terms, and subject to such conditions, as the Administrator determines; provided, that the Administrator  may not exercise its discretion under this Section 7(a)(2) in a manner that would cause the Participant to recognize income under Section 409A, provided that the Administrator  may, in its discretion, determine to vary the terms and conditions applicable to such cash-out to the extent required to comply with or be exempt from the requirements of Section 409A.

(3)  Acceleration of Certain Awards.  If the Covered Transaction (whether or not there is an acquiring or surviving entity) is one in which there is no assumption, continuation, substitution  or cash-out, then subject to Section 7(a)(5) below the Administrator may provide that each Award requiring exercise will become fully exercisable, and the delivery of any shares of Stock remaining deliverable  under each outstanding Award of Stock Units (including Restricted Stock Units and Performance  Awards to the extent consisting of Stock Units) will be accelerated and such shares will be delivered, prior to the Covered Transaction, in each case on a basis that gives the holder of the Award a reasonable opportunity, as determined  in good faith by the Administrator,  following exercise of the Award or the delivery of the shares, as the case may be, to participate as a stockholder in the Covered Transaction; provided, that to the extent acceleration  pursuant to this Section 7(a)(3) of an Award subject to Section 409A would cause the Award to fail to satisfy the requirements of Section 409A, the Award may not be accelerated and the Administrator in lieu thereof shall take such steps as are necessary to ensure that payment of the Award is made in a medium other than Stock and on terms that as nearly as possible, but taking into account adjustments required or permitted by this Section 7, replicate the prior terms of the Award.

(4)  Termination  of Awards Upon Consummation  of Covered Transaction.  Each unvested Award (after taking into consideration  the Covered Transaction) will terminate upon consummation  of the Covered Transaction, other than the following:  (i) Awards assumed pursuant to Section 7(a)(l) above; (ii) Awards converted pursuant to the proviso in Section 7(a)(3) above into an ongoing right to receive payment other than in Stock; and (iii) outstanding shares of Restricted Stock (which will be treated in the same manner as other shares of Stock), subject to Section 7(a)(5) below.  Immediately prior to the consummation  of a Covered Transaction,  to the extent that exercise is required in order to participate in the Covered Transaction and the Award remains unexercised, the Administrator  may deem any portion of such vested Award as having been exercised by the Participant  coincident with and contingent  upon the occurrence of the Covered Transaction.

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(5)  Additional Limitations.  Any share of Stock and any cash or other property delivered pursuant to Section 7(a)(2) or Section 7(a)(3) above with respect to an unvested Award may, in the discretion of the Administrator, contain such restrictions, if any, as the Administrator deems appropriate to reflect any performance or other vesting conditions to which the Award was subject and that did not lapse (and were not satisfied) in connection with the Covered Transaction.   For purposes of the immediately preceding sentence, a cash out under Section 7(a)(2) above or the acceleration of exercisability of an Award under Section 7(a)(3) above shall not, in and of itself, be treated as the lapsing (or satisfaction) of a performance or other vesting condition.  In the case of Restricted Stock that does not vest in connection with the Covered Transaction, the Administrator  may require that any amounts delivered, exchanged or otherwise paid in respect of such Stock in connection with the Covered Transaction  be placed in escrow or otherwise made subject to such restrictions as the Administrator deems appropriate to carry out the intent of the Plan.

(b)          Changes in and Distributions With Respect to Stock.

(1)  Basic Adjustment Provisions. In the event of a stock dividend, stock split or combination  of shares (including a reverse stock split), recapitalization  or other change in the Company's capital structure that constitutes an equity restructuring within the meaning of FASB ASC 718 (or any successor provision), the Administrator  shall make appropriate adjustments  to the maximum number of shares specified in Section 4(a) that may be delivered under the Plan and shall also make appropriate adjustments to the number and kind of shares of stock or securities subject to Awards then outstanding or subsequently granted, any exercise prices relating to Awards and any other provision of Awards affected by such change.

(2)  Certain Other Adjustments.  The Administrator  may also make adjustments  ofthe type described in Section 7(b)(l) above to take into account distributions to stockholders other than those provided for in Section 7(a) and 7(b)(l), or any other event, if the Administrator determines that adjustments are appropriate to avoid distortion in the operation of the Plan and to preserve the value of Awards made hereunder, having due regard for the requirements  of Section 409A, where applicable.

(3)  Continuing Application of Plan Terms.  References in the Plan to shares of Stock will be construed to include any stock or securities resulting from an adjustment pursuant to this Section 7.

(c)             Section 409A. The Administrator shall use its good faith efforts to structure payments to Participants  pursuant to this Section 7 that such payments either (i) qualify for an exemption from the requirements of Section 409A, or (ii) satisfy such requirements.

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8.LEGAL CONDITIONS ON DELIVERY OF STOCK

The Company will not be obligated to deliver any shares of Stock pursuant to the Plan or remove any restriction from shares of Stock previously delivered under the Plan until: (i) the Company is satisfied that all legal matters in connection  with the issuance and delivery of such shares have been addressed and resolved; (ii) if the outstanding Stock is at the time of delivery listed on any stock exchange or national market system, the shares to be delivered have been listed or authorized to be listed on such exchange or system upon official notice of issuance; and (iii) all conditions of the Award have been satisfied or waived.  If the sale of Stock has not been registered under the Securities Act or applicable foreign securities laws, the Company may require, as a condition to exercise of the Award, such representations or agreements as counsel for the Company may consider appropriate to avoid violation of the Securities Act or any applicable state or foreign securities laws.  The Company may require that certificates evidencing Stock issued under the Plan bear an appropriate legend reflecting any restriction on transfer applicable to such Stock, and the Company may hold the certificates pending lapse of the applicable restrictions.

9.AMENDMENT AND TERMINATION

The Administrator  may at any time or times amend the Plan or any outstanding Award for any purpose which may at the time be permitted by law, and may at any time terminate the Plan as to any future grants of Awards; provided that, except as otherwise expressly provided in the Plan, the Administrator  may not, without the Participant's written consent, alter the terms of an Award so as to affect materially and adversely the Participant's rights under the Award unless the Administrator  expressly reserved the right to do so at the time the Award was granted .   In furtherance of the foregoing, the Administrator may, without stockholder approval, amend any outstanding  Award requiring exercise to provide an exercise price per share that is lower than the then-current exercise price or base value per share of such outstanding  Award (but not lower than the exercise price at which a new Award of the same type could be granted on the date of such amendment).  The Board may also, without stockholder approval, cancel any outstanding award (whether or not granted under the Plan) and grant in substitution  therefor new Awards under the Plan covering the same or a different number of shares of Stock, including, in the case of a Award requiring exercise, a new Award having an exercise price per share that is lower than the then-current  exercise price of such outstanding Award (but not lower than the exercise price at which a new Award of the same type could be granted on the date of such amendment), subject to the requirements  of Section 6(b)(2) above. Any amendments  to the Plan will be conditioned upon stockholder approval only to the extent, if any, such approval is required by applicable law (including the Code), as determined by the Administrator.

10.             OTHER COMPENSATION ARRANGEMENTS

The existence of the Plan or the grant of any Award will not in any way affect the Company's right to Award a person bonuses or other compensation in addition to Awards under the Plan.

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11. MISCELLANEOUS

(a)          Waiver of Jurv Trial.  By accepting an Award under the Plan, each Participant waives any right to a trial by jury in any action, proceeding or counterclaim concerning any rights under the Plan and any Award, or under any amendment, waiver, consent, instrument, document or other agreement  delivered or which in the future may be delivered in connection therewith, and agrees that any such action, proceedings or counterclaim  shall be tried before a court and not before a jury.  By accepting an Award under the Plan, each Participant certifies that no officer, representative,  or attorney of the Company has represented, expressly or otherwise, that the Company would not, in the event of any action, proceeding or counterclaim, seek to enforce the foregoing waivers.

(b)          Limitation of Liability.  Notwithstanding  anything to the contrary in the Plan, neither the Company, nor any Affiliate of the Company, nor the Administrator,  nor any person acting on behalf of the Company, any Affiliate of the Company, or the Administrator, will be liable to any Participant or to the estate or beneficiary of any Participant or to any other holder of an Award by reason of any acceleration  of income, or any additional tax (including any interest and penalties), asserted by reason of the failure of an Award to satisfy the requirements of Section 409A or by reason of Section 4999 ofthe Code, or otherwise asserted with respect to the Award; provided, that nothing in this Section 11(b) will limit the ability of the Administrator or the Company, in its discretion,  to provide by separate express written agreement with a Participant for a gross-up payment or other payment in connection with any such acceleration of income or additional tax.

(c)          Severability.   If any provision of the Plan or any Award is or becomes or is deemed to be invalid, illegal or unenforceable  in any jurisdiction, as to any person or Award, or would disqualify the Plan or any Award under any law or regulatory authority deemed applicable by the Administrator,  such provision shall be construed or deemed amended to conform to such laws or regulatory authority, or if it cannot be so construed or deemed amended without, in the determination  of the Administrator,  materially altering the intent of the Plan or the Award, such provision shall be stricken as to such jurisdiction, person, or Award, and the remainder of the Plan and any such Award shall remain in full force and effect.

(d)          Unfunded Plan.  Participants shall have no right, title or interest whatsoever in or to any investments that the Company may make to aid it in meeting its obligations under the Plan.  Nothing contained in the Plan, and no action taken pursuant to its provisions, shall create or be construed to create a trust of any kind, or a fiduciary relationship between the Company and any Participant, beneficiary, legal representative, or any other person.  To the extent that any person acquires a right to receive payments from the Company, such right shall be no greater than the right of an unsecured general creditor of the Company.  All payments to be made hereunder shall be paid from the general funds of the Company, and no special or separate fund shall be established and no segregation of assets shall be made to assure payment of such amounts.  The Plan is not subject to the U.S. Employee Retirement Income Security Act of 1974, as amended from time to time.

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(e)          No Constraint on Corporate Action.  Nothing in the Plan shall be construed to limit, impair, or otherwise affect the Company's right or power to make adjustments, reclassifications,  reorganizations, or changes of its capital or business structure, or to merge or consolidate, or dissolve, liquidate, sell, or transfer all or any part of its business or assets.

(f)          Successors.   All obligations of the Company under the Plan with respect to Awards granted hereunder shall be binding on any successor to the Company, whether the existence of such successor is the result of a direct or indirect purchase, merger, consolidation, or otherwise, of all or substantially  all of the business or assets of the Company.

(g)          No Fractional Shares.  No fractional shares of Stock shall be issued or delivered pursuant to the Plan or any Award.  The Administrator shall determine whether cash shall be paid in lieu of fractional shares or whether such fractional shares or any rights thereto shall be rounded up to the nearest whole share.

12. ESTABLISHMENT OF SUB-PLANS

The Board may from time to time establish one or more sub-plans under the Plan for purposes of satisfying applicable blue sky, securities or tax laws of various jurisdictions.  The Board will establish such sub-plans by adopting supplements to the Plan setting forth (i) such limitations on the Administrator's discretion under the Plan as the Board deems necessary or desirable and (ii) such additional terms and conditions not otherwise inconsistent with the Plan as the Board deems necessary or desirable.   All supplements adopted by the Board will be deemed to be part of the Plan, but each supplement will apply only to Participants within the affected jurisdiction and the Company will not be required to provide copies of any supplement to Participants in any jurisdiction that is not affected.

13. GOVERNING LAW

Except as otherwise provided by the express terms of an Award agreement or under a sub-plan described in Section 12, the provisions of the Plan and of Awards under the Plan and all claims or disputes arising out of our based upon the Plan or any Award under the Plan or relating to the subject matter hereof or thereof will be governed by and construed in accordance with the domestic substantive laws of the State of New Hampshire without giving effect to any choice or conflict of laws provision or rule that would cause the application of the domestic substantive laws of any other jurisdiction.   In the event of any such claim or dispute, each Participant consents and submits to the jurisdiction of the federal and state courts in and of the State of New Hampshire.  Each Participant will accept service of process by registered or certified mail or the equivalent directed to him at his last known address on the books of the Company, or by such other means as are permitted by such courts.

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EXHIBIT A  Definition of Terms

The following terms, when used in the Plan, will have the meanings and be subject to the provisions set forth below:

"Administrator":   The Board, except that the Board may delegate its authority under the Plan to a committee of the Board (or one or more members of the Board), in which case references herein to the Board will refer to such committee (or members of the Board).  The Board may delegate (i) to one or more of its members such of its duties, powers and responsibilities as it may determine; (ii) to one or more officers of the Company the power to grant rights or options to the extent permitted by New Hampshire law; and (iii) to such Employees or other persons as it determines such ministerial tasks as it deems appropriate.  In the event of any delegation described in the preceding sentence, the term "Administrator" will include the person or persons so delegated to the extent of such delegation.

"Affiliate":  With respect to any specified Person, (a) any other Person that directly or indirectly through one or more intermediaries controls, or is controlled by, or is under common control with, such specified Person (with the term "control" (including, with correlative meanings, the terms "controlling", "controlled  by" and "under common control with"), as used with respect to any Person, meaning the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities, by agreement or otherwise).

"Award":  Any or a combination of the following:

(i) Stock Options.

(ii) Restricted Stock.

(iii) Unrestricted Stock.

(iv) Stock Units, including Restricted Stock Units. (v) Performance Awards.

(vi) Awards (other than Awards described in (i) through (v) above) that are convertible  into or otherwise based on Stock.

"Board":  The Board of Managers of the Company or its delegate.

"Cause":  In the case of any Participant who is party to an employment or severancebenefit agreement that contains a definition of "Cause," the definition set forth in such agreement will apply with respect to such Participant under the Plan.  In the case of any other Participant, "Cause" will mean any of the following events or conditions, as determined by the Board in its reasonable judgment:  (i) the refusal or failure to perform (other than by reason of Disability), or material negligence in the performance of the Participant's duties and responsibilities  to the Company or any of its subsidiaries, or refusal or failure to follow or carry out any reasonable direction of the Board or the Company, (ii) the material breach by the Participant of any provision of any agreement to which the Participant and the Company and/or any of its subsidiaries are party (including any employment, non-competition or non-solicitation  covenant or agreement with the Company and/or any of its subsidiaries), (iii) the commission of fraud, embezzlement, theft or other dishonesty  by the Participant;  (iv) the conviction of

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the Participant of, or plea by the Participant  of nolo contendere to, any felony or any other crime involving dishonesty or moral turpitude and (v) any other conduct that involves a breach of fiduciary obligation on the part of the Participant or otherwise could reasonably be expected to have a material adverse effect upon the business, interests or reputation of the Company or any of its subsidiaries.

"Code":  The United States Internal Revenue Code of 1986, as from time to time amended and in effect, or any successor statute as from time to time in effect.

"Company":  SSILuxCo  II S.A., a Societe Anonyme incorporated and existing under the laws of the Grand Duchy of Luxembourg, having its registered office at 65, boulevard Grande Duchesse Charlotte, L-1331 Luxembourg, registered with the Luxembourg Register of Commerce and Companies under number B 151.400.

"Covered Transaction":   Any of (i) a consolidation,  merger, or similar transaction or series of related transactions,  whether or not the Company is the surviving corporation, which results in the acquisition, directly or indirectly, of all or substantially all of the Company's then outstanding  shares of stock by a single person or entity or by a group of persons and/or entities acting in concert, including, without limitation, a sale or other disposition  of stock (ii) a sale or transfer, directly or indirectly, of all or substantially all the Company's assets, or (iii) a dissolution or liquidation of the Company or a Covered Transaction of SSI Pooling L.P., a Cayman Islands limited partnership or of SSILuxCo S.a r.l., a private limited liability company (societe a responsabilite  limitee) incorporated  and existing under the laws of the Grand Duchy of Luxembourg.   Where a Covered Transaction involves a tender offer that is reasonably expected to be followed by a merger described in clause (i) (as determined by the Administrator), the Covered Transaction  will be deemed to have occurred upon consummation  of the tender offer.

"Disability":  In the case of any Participant who is a party to an employment or severance-benefit agreement  that contains a definition of "Disability," the definition set forth in such agreement will apply with respect to such Participant under the Plan.  In the case of any other Participant, "Disability" will mean any incapacity of such Participant during such Participant's Employment  through any illness, injury, accident or condition of either a physical or psychological nature as a result of which such Participant is unable to perform substantially all of such Participant's duties and responsibilities in connection with such Employment for ninety (90) consecutive  days during any period of three hundred and sixty-five (365) consecutive calendar days with or without the provision of any reasonable accommodation.   Notwithstanding the foregoing, in any case in which a benefit that constitutes or includes "nonqualified  deferred compensation" subject to Section 409A would be payable by reason of Disability, the term "Disability" will mean a disability described in Section 1.409A-3(i)(4)(i)(A) of the United States Treasury Regulations.

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"Employee":  Any person who is employed by the Company or by a subsidiary of the Company.

"Employment":   A Participant's employment or other service relationship with the Company and/or one of its subsidiaries.   Employment will be deemed to continue, unless the Administrator  expressly provides otherwise, so long as the Participant is employed by, or otherwise is providing services in a capacity described in Section 5 to the Company or one of its subsidiaries.   If a Participant's employment or other service relationship is with a subsidiary and that entity ceases to be a subsidiary of the Company, the Participant's Employment will be deemed to have terminated when the entity ceases to be a subsidiary of the Company unless the Participant transfers Employment to the Company or one of its remaining subsidiaries. Notwithstanding the foregoing, in construing the provisions of any Award relating to the payment of "nonqualified deferred compensation" (subject to Section 409A) upon a termination or cessation of Employment,  references to termination or cessation of employment, separation from service, retirement or similar or correlative terms shall be construed to require a "separation from service" (as that term is defined in Section 1.409A-l(h) of the United States Treasury Regulations) from the Company and from all other corporations and trades or businesses, if any, that would be treated as a single "service recipient" with the Company under Section 1.409A l(h)(3)  of the United States Treasury Regulations.  The Company may, but need not, elect in writing, subject to the applicable limitations under Section 409A, any of the special elective rules prescribed in Section 1.409A-l(h) of the United States Treasury Regulations for purposes of determining whether a "separation from service" has occurred.  Any such written election shall be deemed a part of the Plan.

"Participant":  A person who is granted an Award under the Plan.

"Performance  Award":  An Award subject to specified criteria, other than the mere continuation of Employment  or the mere passage of time, the satisfaction of which is a condition for the grant, exercisability,  vesting or full enjoyment of the Award.

"Person": Any individual, partnership, corporation, association, limited liability company, trust, joint venture, unincorporated  organization or entity, or any government, governmental  department or agency or political subdivision thereof.

"Plan":   The SSILuxCo  II S.A. 2010 Equity Incentive Plan, as from time to time amended and in effect.

"Restricted Stock":   Stock subject to restrictions requiring that it be redelivered or offered for sale to the Company if specified conditions are not satisfied.

"Restricted Stock  Unit":   A Stock Unit that is, or as to which the delivery of Stock or cash in lieu of Stock is, subject to the satisfaction of specified performance or other vesting conditions.

"Section 409A":   Section 409A of the Code.

"Securities Act":  United States Securities Act of 1933, as amended.

"Stock":   The beneficiary Shares of the Company, with no par value.

"Stock  Option":   An option entitling the holder to acquire shares of Stock upon payment of the exercise price.

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"Stock  Unit":   An unfunded and unsecured promise, denominated  in shares of Stock, to deliver Stock or cash measured by the value of Stock in the future.

"Unrestricted Stock":   Stock not subject to any restrictions under the terms of the Award.

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